SE 20007201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2018 (MM/DD/YY) AND ENDING 11/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John W. Loofbourrow Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 28th Floor
(No. and Street)

New York, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Loofbourrow (212) 558-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge, (City) CA (State) 91324 (Zip Code)

SEC
Mail Processing
Section
JAN 24 2020
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John W. Loofbourrow Associates, Inc., as of November 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

SHENAZ C BHOTE
Notary Public
State of New Jersey
My Commission Expires Oct. 25, 2023
I.D.# 2458490

State of NEW JERSEY
County of MORRIS
Subscribed and sworn to (or affirmed) before me on this 22nd day of January, 2020 by JOHN W. LOOFBOURROW proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of John W. Loofbourrow Associates, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 22, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

John W. Loofbourrow Associates, Inc.
Statement of Financial Condition
November 30, 2019

Assets

Cash	$	19,597
Prepaid expenses		3,028
Total assets	$	22,625

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	7,445
Total liabilities		7,445
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 5,000 shares authorized, 4,646 shares issued and outstanding		411,462
Accumulated deficit		(396,282)
Total stockholders' equity		15,180
Total liabilities and stockholders' equity	$	22,625

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Operations
For the Year Ended November 30, 2019

Revenues		
Success fees	$	125,625
Service fees		19,000
Interest income		89
Total revenues		144,714
Expenses		
Commission expense		109,922
Professional fees		20,398
Other operating expenses		18,071
Total expenses		148,391
Net income (loss)	$	(3,677)

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2019

	Common Stock	Accumulated Deficit	Total
Balance at November 30, 2018	$ 411,462	$ (392,605)	$ 18,857
Net income (loss)	-	(3,677)	(3,677)
Balance at November 30, 2019	$ 411,462	$ (396,282)	$ 15,180

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Statement of Cash Flows
For the Year Ended November 30, 2019

Cash flow from operating activities:		
Net income (loss)		$ (3,677)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense	$ (2,095)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,087	
Total adjustments		(1,008)
Net cash provided by (used in) operating activities		(4,685)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(4,685)
Cash at beginning of year		24,282
Cash at end of year		$ 19,597
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 57	

The accompanying notes are an integral part of these financial statements.

John W. Loofbourrow Associates, Inc.
Notes to Financial Statements
November 30, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

John W. Loofbourrow Associates, Inc. (the "Company") was incorporated in the State of Delaware on November 7, 1980. The Company is a registered broker-dealer in securities operating in New York, New York under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company's business consists of the private placement of securities, including municipal private placements.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Revenue Recognition</u>

Contracts with Customers

The Company earns revenues pursuant to its private placement agreements with customers, shown as Success fees on the Statement of Operations. The Company adopted the new ASC 606 Revenue Recognition standard as of December 1, 2019. Management has determined that there is no effect of the adoption. The types of revenues that the Company recognizes consist of success and retainer fees. Retainer revenue is recognized based on the terms of the contract for the month in which the services are stated and performed. Success fees are recorded on the transaction's closing date. That is the date in which possession transfers over to the customer and the Company's revenue amounts are probable and determinable.

The foregoing recognition and measurement of these revenues require significant judgment, including: whether performance obligations are satisfied at a point in time or over time; the linking of multiple performance obligations to their transaction price value; the determination of satisfactory progress on performance obligations in accordance with the agreement; whether constraints on variable consideration exist due to uncertainties; and myriad other matters.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Costs associated with the customer agreement are deferred and recognized in the same period as the related revenues, or when the agreement is closed out.

Commission expense is recorded in the period for which the revenue is recognized. Registered representatives are typically paid out a percentage of the revenue generated, and not paid until the Company receives the funds.

Service fees

Service fees revenue of $19,000 for the year ended November 30, 2019 represents the reimbursement of regulatory license fees and other reimbursements paid by the Company on behalf of its registered representatives. The associated license costs are included in Other operating expenses.

Income Taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company is affiliated through common ownership to Loofbourrow Inc. ("Inc."). As disclosed in Note 5, the Company's ownership was transferred in December 2019.

Note 2: INCOME TAXES

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns

Note 2: INCOME TAXES (CONTINUED)

that were filed within the applicable statute remain subject to examination. As of November 30, 2019, the IRS has not proposed any adjustment to the Company's tax position.

The Company has available at November 30, 2019, unused Federal net operating losses estimated to be $79,464 which may be applied against future taxable income, resulting in a deferred tax asset of approximately $16,687. The net operating loss begins to expire in the year 2032.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: RELATED PARTY TRANSACTIONS

Pursuant to an agreement dated July 1, 2004, and revised December 22, 2014, the Company shares certain designated expenses with its sister company, Loofbourrow Inc. ("Inc."). Those expenses include computer, rent, personnel, office supplies and legal costs, and are allocated to the Company on a predetermined percentage based on estimated usage. During the year ended November 30, 2019, the Company paid $5,000 to Inc. included in Professional fees on the Statement of Operations.

During the year ending November 30, 2019, the Company's registered representatives working under the Company's authority reimbursed the Company for licensing fees. This amount received from these reimbursed licensing fees is shown on the Statement of Operations as Service fees and the expenses are included in Other operating expenses.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at November 30, 2019 or during the year then ended.

During the year ended November 30, 2019, the Company's success fees consisted of one transaction for the year.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.

Effective December 30, 2019, 99.94% of the Company's Common Stock was sold in a transaction approved by FINRA. The Company's executive management are continuing in their current positions.

In a related matter, effective November 20, 2019, FINRA approved the Company's application to remove its k(2)(i) exemption from the provisions of SEA Rule 15c3-3. Instead, the Company will rely upon the nature of its business activities and associated operations, which do not subject the Company to the customer protection rules under SEA Rule 15c3-3.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

FASB ASC Topic 842, Leases, supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company as of its year ending November 30, 2020. The Company is evaluating the impact of ASC Topic 842 on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2019, the Company had net capital of $12,152 which was $7,152 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($7,445) to net capital was 0.61 to 1, which is less than the 15 to 1 maximum allowed.

John W. Loofbourrow Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of November 30, 2019

Computation of net capital		
Common stock	$ 411,462	
Accumulated deficit	(396,282)	
Total stockholders' equity		$ 15,180
Prepaid expenses	(3,028)	
Total non-allowable assets		(3,028)
Net Capital		12,152
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 496	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 7,152
Ratio of aggregate indebtedness to net capital	0.61 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 Part IIA report dated November 30, 2019.

See report of Independent Registered Public Accounting Firm

John W. Loofbourrow Associates, Inc.
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to SEA Rule 15c3-3
As of November 30, 2019

A computation of reserve requirements is not applicable to John W. Loofbourrow Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See report of Independent Registered Public Accounting Firm

John W. Loofbourrow Associates, Inc.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to SEA Rule 15c3-3
As of November 30, 2019

Information relating to possession or control requirements is not applicable to John W. Loofbourrow Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

John W. Loofbourrow Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

on Exemption Provisions

For the Year Ended November 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of John W. Loofbourrow Associates, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) John W. Loofbourrow Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which John W. Loofbourrow Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) John W. Loofbourrow Associates, Inc. stated that John W. Loofbourrow Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year ending November 30, 2019 without exception. John W. Loofbourrow Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about John W. Loofbourrow Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
January 22, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of John W. Loofbourrow Associates, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the most recent fiscal year ending November 30, 2019.

John W. Loofbourrow Associates, Inc.

By: [signature]

(John W. Loofbourrow, President)

John W. Loofbourrow Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2019